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                                                                    Exhibit 99.1

                                  RISK FACTORS

SUBSTANTIAL LEVERAGE

         At March 6, 1999, the Company had approximately $146.9 million of indebtedness, representing 67.7% of its total capitalization, and approximately $23.1 million of additional borrowing availability under its revolving credit facility. The Company's debt instruments allow the Company to incur additional indebtedness under certain circumstances. The ability of the Company to satisfy its debt obligations will depend on the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond the Company's control.

         The Company believes, based on current circumstances, that its cash flow, together with available borrowings under its revolving credit facility, will be sufficient to permit it to meet its operating expenses and to service its debt requirements as they become due for the foreseeable future. Significant assumptions underlie this belief, including, among other things, that the Company will succeed in implementing its business strategy and that there will be no material adverse developments in the business, liquidity or capital requirements of the Company. If the Company is unable to service its indebtedness, then it will be required to adopt alternative strategies, which may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.

         The degree to which the Company is leveraged could have important consequences to the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flows from operations must be dedicated to the repayment of indebtedness, thereby reducing the funds available to the Company for its operations; (iii) the Company's debt instruments contain financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends, sales of assets and minimum net worth requirements; (iv) the Company's borrowings under its revolving credit facility are at variable rates of interest, which expose the Company to the risk of higher interest rates; (v) the indebtedness outstanding under the revolving credit facility is secured by substantially all of the assets of the Company; (vi) the Company may be more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage; and (vii) the Company's high degree of indebtedness could make it more vulnerable in the event of a downturn in its business. As a result of the Company's level of indebtedness, its financial capacity to respond to market conditions, extraordinary capital needs and other factors may be limited.
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         If in the future the Company is unable to generate cash flows from operations sufficient to service its indebtedness, then the Company may be required to refinance all or a portion of its indebtedness or to obtain additional financing or to dispose of material assets or to discontinue certain of its operations. The Company's debt instruments restrict the Company's ability to sell assets and use the proceeds from such sales. There can be no assurance that any such refinancing or asset sales would be possible under the Company's debt instruments existing at such time, that the proceeds the Company could realize from such refinancing or asset sales would be sufficient to meet the Company's obligations then due or that additional financing could be obtained.

RESTRICTIONS IMPOSED BY THE COMPANY'S DEBT INSTRUMENTS

         The Company's debt instruments include covenants that, among other things, limit or restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such limitations and restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. The Company's revolving credit facility also requires the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the revolving credit facility. In the event of any such default, the lenders under the revolving credit facility could elect to declare all borrowings outstanding under such facility, together with accrued interest and other fees, to be due and payable. If the Company were unable to repay any such borrowings when due, then the lenders could proceed against their collateral, with material adverse effects on the Company's business, financial condition and results of operations.

MANAGEMENT CONTROL

         At May 3, 1999, the Company's directors and executive officers (12 persons) beneficially owned, in the aggregate, 2,916,885 shares (or approximately 38.8%) of the Company's outstanding common stock (including as "outstanding" all shares underlying options exercisable by July 2, 1999). This degree of share ownership might be sufficient to enable the Company's directors and executive officers, acting as a group, to influence decisively the outcome of matters requiring shareholder approval, including the election of directors and significant corporate transactions. The voting power of the Company's directors and executive officers under certain circumstances could have the effect of preventing or delaying a change in control of the Company.
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FACTORS INHIBITING TAKEOVER

         The Company's Restated Articles of Incorporation, as amended (the "Articles"), the Company's Bylaws, as amended (the "Bylaws"), and the Company's Preferred Stock Purchase Rights (the "Rights") contain various provisions that may hinder, delay or prevent the acquisition of control of the Company without the approval of the Board of Directors of the Company (the "Board"). Certain provisions of the Articles and the Bylaws, among other things, (i) authorize the issuance of "blank check" preferred stock, (ii) divide the members of the Board into three classes, the members of which serve for three-year terms and can be removed only by supermajority shareholder vote, and (iii) require a supermajority shareholder vote to approve any of certain business combinations requiring shareholder approval. In addition, the Company has entered into a Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, pursuant to which one Right is attached to each share of common stock and initially trades with such share. The Rights would cause substantial dilution to a person or group that attempted to acquire the Company on terms not approved in advance by the Board.

SHARES AVAILABLE FOR SALE; LIMITED SECONDARY MARKET FOR THE COMMON STOCK

         At May 3, 1999, there were 5,809,199 shares of the Company's common stock outstanding. Of such amount, at least 4,222,113 shares were then freely tradable without restriction in the public market, the remaining shares being eligible for sale in the time, manner and volumes permitted by Rule 144 under the Securities Act of 1933. The holders of such remaining shares have not agreed to further limitations on the sale of their shares. In addition, at May 3, 1999 there were options to purchase 2,226,798 shares of common stock outstanding at an average exercise price of $9.18 per share. Of such amount, options to purchase 1,467,152 shares are either exercisable presently or will become exercisable by July 2, 1999; 1,415,575 of the underlying shares have been registered with the SEC for public sale, and the Company is obligated to register the shares underlying the other outstanding options. The Company also has registered for public sale an additional 854,558 shares of unissued common stock; such shares are reserved for future grants under the Company's stock option plans. Sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the market price of the stock, particularly in view of the limited secondary market for the stock that exists.

PRICE VOLATILITY

         The market price of the Company's common stock is volatile and may be affected by a number of factors, including the announcement of new products or services by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in earnings estimates or recommendations by securities analysts, the initiation or termination of coverage by analysts, developments in the food processing and restaurant industries, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. Such factors, as well as general economic, political and market conditions, such as recessions, may materially and adversely affect the market price of the stock.
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NO DIVIDENDS

         The Company's debt instruments restrict its ability to pay dividends. Regardless of the scope of such restrictions, the Company does not anticipate paying dividends on the common stock in the foreseeable future.

COMPETITION

         The food production business is highly competitive and is often affected by changes in tastes and eating habits of the public, economic conditions affecting spending habits and other demographic factors. In sales of meat products, the Company faces strong price competition from a variety of large meat processing concerns and from smaller local and regional operations. In sales of biscuit and yeast roll products, the Company competes with a number of large bakeries in various parts of the country. The sandwich industry is extremely fragmented, with few large direct competitors but low barriers to entry and indirect competition in the form of numerous other products.

         The restaurant industry and the Company's restaurant business are intensely competitive with respect to concept, price, service, location and food quality. While the Company believes that it competes for customers with a broad variety of other restaurants, there are particular restaurant chains that have restaurant concepts very similar to the Company's and that operate in, and may expand further into, the Company's market areas. Some competitors have been in existence for much longer than the Company, have substantially greater resources than the Company and may be better established in, or may decide to enter, markets in which the Company's restaurants are or may be located. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants.

GOVERNMENT REGULATION

         The food production and restaurant industries are subject to extensive federal, state and local government regulation.

         The Company's food processing facilities and food products are subject to frequent inspection by the United States Department of Agriculture (the "USDA"), the Food and Drug Administration (the "FDA") and other government authorities. In July 1996, the USDA issued strict new policies against contamination by food-borne pathogens such as E. coli and Salmonella and established the Hazard Analysis and Critical Control Points ("HACCP") system. The Company is in full compliance with all FDA and USDA regulations, including HACCP standards, but there can be no assurance that the Company will be able to remain in compliance. The Company's failure to comply with applicable laws and regulations could subject it to civil remedies, including fines, injunctions, recalls and seizures, or even criminal sanctions, any of which could have material adverse effects on the Company.
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         The Company's operations are also governed by laws and regulations relating to workplace safety and worker health that, among other things, establish noise standards and regulate the use of hazardous chemicals in the workplace. The Company also is subject to numerous federal, state and local environmental laws. Under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities relating to its facilities and the land on which its facilities are or had been situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by the Company or by a prior owner or tenant. There can be no assurance that any failure to comply, or compliance in the future, with environmental laws, or that liabilities arising thereunder, will have no material adverse effect on the Company's business, financial condition or results of operations.

         The Company's operations are subject to licensing and regulation by a number of state and local governmental authorities, which include alcoholic beverage control, health, safety, sanitation, building and fire agencies. Operating costs are affected by increases in costs of providing health care benefits, the minimum hourly wage, unemployment tax rates, sales taxes and other similar matters over which the Company has no control. The Company is subject to laws governing relationships with employees, including minimum wage, overtime, working condition and citizenship requirements.

GENERAL RISKS OF THE FOOD INDUSTRY

         The food processing and restaurant industries are generally subject to various risks, including adverse changes in general economic conditions, evolving consumer preferences, nutritional and health-related concerns, federal, state and local food inspection and processing controls and litigation-oriented risks in the nature of consumer product liability claims, product tampering problems and the availability and expense of liability insurance. There has recently been increasing scrutiny due to the association of meat products with recent outbreaks of illness, and even death, caused by pathogens which can be found in raw and improperly cooked meat. Incidents of contamination experienced by other food processors and restaurant chains have materially and adversely affected their businesses and could adversely affect the Company's business. Product recalls are sometimes required in the meat industry to withdraw contaminated or mislabeled products from the market.

ADVERSE CHANGES IN FOOD COSTS; AVAILABILITY OF SUPPLIES

         The profitability of the Company is dependent on its ability to anticipate and react to changes in food prices in general and to changes in meat prices in particular. While the Company has historically been able to anticipate and react to changing prices through purchasing practices and price adjustments so as to avoid any material adverse effect on profitability, there can be no assurance that the Company will be able to do so in the future. In particular, no assurance can be given that the Company will be able to pass any cost increases on to its customers. The Company does not engage in hedging transactions

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with respect to raw material purchases. Failure to engage in such transactions may result in increased price volatility, with resulting adverse effects on results of operations. In addition, the Company's dependency upon regular deliveries of supplies from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect the Company until arrangements with alternate suppliers could be made.

DEPENDENCE ON KEY PERSONNEL

         The Company believes that its continued success will largely depend upon the abilities and experience of its senior management team such that loss of the services of one or more senior managers could adversely affect the Company's results of operations. The Company has employment agreements with the senior-most managers of its food processing and restaurant business segments and maintains "key man" life insurance on certain managers.

POTENTIAL LABOR DISRUPTION

         None of the Company's employees is covered by a collective bargaining agreement, although there have been four unsuccessful attempts to organize Pierre's Cincinnati plant in the last five years. To the extent the Company experiences a labor disruption in the future, there could be material adverse effects on the Company's business, financial condition and results of operations.

"YEAR 2000" ISSUES

         The "Year 2000" problem arose because many existing computer programs use only the last two digits to refer to a year. If not addressed, computer programs that are date-sensitive may not have the ability to properly recognize dates in the year 2000 and beyond. The result could be a temporary disruption of operations and the processing of transactions.

         The Company developed a four-phase approach to addressing this problem. Phase 1 was an analysis to identify the impact and costs relating to year 2000, both in computer information systems and other equipment. Phase 2 was the creation of a comprehensive plan to address and fix any problems identified. Phase 3 is the implementation of the comprehensive plan. In Phase 4, the Company is to address any unforeseen complications or issues not previously addressed. The Company has completed Phase 1 and Phase 2.

         Phase 3, relating to the Company's systems, both information technology and non-information technology, was substantially complete at the end of calendar year 1998, with most of the systems Year 2000 compliant. Testing of compliance is continuing. Additionally, as part of Phase 3, the Company has sent Year 2000 questionnaires to vendors and other entities with which the Company conducts business in order to assess whether they are Year 2000 compliant or have adequately addressed their system conversion requirements. More than two-thirds of all vendors and other entities and substantially all

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major vendors and other entities receiving questionnaires from the Company have responded. The vast majority of vendors and other entities responding have done so by offering assurances that they are either currently Year 2000 compliant or have a plan in place to be Year 2000 compliant in a timely manner. The Company plans to validate readiness responses for its key relationships as it assesses its contingency planning requirements. For those vendors that have responded with substandard assurance, the Company is seeking alternative sources of supply. The Company has sent out a second inquiry to those vendors and other entities that had not responded to the initial mailing.

         The Company cannot predict how many, if any, of the responses it receives may prove later to be inaccurate or overly optimistic. The Company is continuing to develop contingency plans, which are based on its actual testing experience and an assessment of outside risks, to address unanticipated interruptions or down time in both the Company's and third parties' systems and services. The costs to implement the Company's plan through March 6, 1999 were $254,635 and are being expensed as incurred. The estimated cost to complete Phase 3 is $115,000. These costs exclude the costs of purchasing Year 2000 compliant computer programs that would have been purchased in the ordinary course of business regardless of Year 2000 concerns. As of March 6, 1999, the Company is on schedule to complete Phase 3 by September 30, 1999.

         The Company is continuing to closely monitor adherence to the implementation plan and is currently satisfied that it will be completed in the scheduled time frame. If, however, the Company encounters unforeseen complications or issues not previously addressed in the comprehensive plan (Phase 4), then additional resources would be committed to complete the necessary conversions in the required time frame. The most reasonably likely worst case Year 2000 scenario facing the Company's food processing business is that production would be interrupted and distribution of products to customers would be delayed, resulting in revenue and profit losses until the problems could be corrected. The most reasonably likely worst case scenario relative to the restaurant business is the failure to capture individual restaurant revenues and other information electronically. The Company does not expect these events to occur and thus has no plans for handling them (other than being aware that data can be captured and accounted for temporarily by non-electronic means). Since the Company has no reason to believe that it will need to use additional (Phase 4) resources, no estimate as to their cost has been made at this time.